Exhibit 21.1

STRONGHOLD DIGITAL MINING, INC.

Subsidiaries

Company	Jurisdiction of Organization
Stronghold Digital Mining Holdings LLC	Delaware
EIF Scrubgrass, LLC	Delaware
Falcon Power LLC	California
Stronghold Digital Mining LLC	Delaware
Stronghold Digital Mining Equipment, LLC	Delaware
Scrubgrass Power LLC	Pennsylvania
Scrubgrass Reclamation Company, L.P.	Delaware
Leechburg Properties, Inc.	Delaware
Clearfield Properties Inc.	Delaware
Stronghold Digital Mining Operating, LLC	Delaware